Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Nine
						Months
						Ended
	Year Ended December 31,					September 30,
	2000	2001	2002	2003	2004	2005
	(in thousands)
Loss from Continuing Operations	$(25,360)	$(23,805)	$(37,030)	$(41,197)	$(56,255)	$(36,363)
Fixed charges	1,120	982	1,028	1,698	1,487	1,020
Earnings/(loss) (as defined)	(24,240)	(22,823)	(36,002)	(39,499)	(54,768)	(35,343)
Fixed charges:
Interest expense	$933	$802	$870	$576	$324	$194
Estimated interest within rent expense	187	180	158	1,122	1,163	826
Total fixed charges	1,120	982	1,028	1,698	1,487	1,020
Deficiency of earnings available to cover fixed charges	$(25,360)	$(23,805)	$(37,030)	$(41,197)	$(56,255)	$(36,363)
Ratio of earnings to fixed charges*	—	—	—	—	—	—

* Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.